

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2013

<u>Via U.S. Mail</u>
Mr. Steven Henson
President
Rangeford Resources, Inc.
5215 N. O'Connor Boulevard, Suite 1820
Irving, TX 75039

> **Re: Rangeford Resources, Inc.**
> **Item 4.01 Form 8-K**
> **Filed January 9, 2013**
> **File No. 000-54306**

Dear Mr. Henson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed January 9, 2013

1.   Please revise your filing to disclose, if true, that the decision to change independent accountants was approved by your board of directors. Refer to Item 304(a)(1)(iii) of Regulation S-K.

2.   Please revise your filing to clearly disclose whether there were any disagreements with your former independent accountant through the date on which they resigned. Refer to Item 304(a)(1)(iv) of Regulation S-K.

3.   Please file a letter from your former independent accountant as an Exhibit 16 to your amended Form 8-K. This letter should reflect their agreement or disagreement with the disclosures in your amended filing. Refer to Item 304(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact Svitlana Sweat at (202) 551-3326 or me at (202) 551-3311.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief